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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JNI CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Stock Options to Purchase Common Stock, Par Value $0.001 Per Share,
Granted on or After March 10, 1999
(Title of Class of Securities)

46622G10
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

John Stiska
10945 Vista Sorrento Parkway
San Diego, CA 92130
(858) 523-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:
 Cameron Jay Rains, Esq.
Scott M. Stanton, Esq.
Gray Cary Ware & Freidenrich LLP
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2133
(858) 677-1400

CALCULATION OF FILING FEE

Transaction Valuation**	Amount of Filing Fee

$3,680,661.00	$736.13

**
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,509,549 shares of common stock of JNI Corporation having an aggregate value of $3,680,661.00 as of August 23, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary of Terms.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated August 29, 2002 (the "Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)  The name of the issuer is JNI Corporation, a Delaware corporation ("JNI" or the "Company"). The address of its principal executive offices is 10945 Vista Sorrento Parkway, San Diego, California 92130. The telephone number at that address is (858) 523-7000. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning JNI Corporation") is incorporated herein by reference.

        (b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible option holders to exchange certain eligible stock options to purchase shares of the Company's common stock, par value $0.001 per share, currently outstanding under the Company's Amended and Restated 1999 Stock Option Plan (the "1999 Plan") and the Company's 2000 Non-Qualified Stock Option Plan (the "2000 Plan") which have been granted on or after March 10, 1999, for new options that will be granted under either the 1999 Plan or the 2000 Plan upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange ("New Options"), each employee's individual memorandum from John Stiska dated August 29, 2002 (the "Memorandum") and the attached Summary of Terms. All employees are eligible to participate in the offer if they are employees of JNI as of August 29, 2002 and remain employees through the date on which the New Options are granted. Executive officers and members of the Board of Directors of JNI are not eligible to participate in this offer.

        The number of shares of common stock subject to the New Options will vary depending on each individual employee, except that any New Option granted in order to replace stock options granted in lieu of bonus under the Company's "SILO" program ("SILO Option") shall be granted in an amount equal to fifty percent (50%) of the original SILO Option. Each employee eligible to participate in the Offer has been provided, in his or her Memorandum, with the individual terms of the Offer which specifically provides the number of New Options to be granted and the portion of such New Options which shall be immediately vested when granted. If an eligible employee desires to participate in the Offer, then the eligible employee must exchange all options granted to such employee on or after March 10, 1999 under both the 1999 Plan and the 2000 Plan. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Eligibility"), Section 2 ("Number of Options; Expiration Date"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

        (c)  The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)  The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction

        (a)  The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Exchange and

Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired By Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), Section 15 ("Material Tax Consequences for Employees Who are Tax Residents in Germany"), Section 16 ("Material Tax Consequences for Employees Who are Tax Residents in Singapore"), Section 17 ("Material Tax Consequences for Employees Who are Tax Residents in the United Kingdom"), and Section 18 ("Extension of Offer; Termination; Amendment"), are incorporated herein by reference.

        (b)  The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a)  The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The JNI Corporation 1999 Amended and Restated Stock Option Plan and the JNI Corporation 2000 Non-Qualified Stock Option Plan are incorporated herein by reference.

Item 6. Purposes of the Transactions and Plans or Proposals.

        (a)  The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

        (b)  The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), and Section 12 ("Status of Options Acquired By Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c)  The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") and in Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") are incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a)  The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 19 ("Fees and Expenses") is incorporated herein by reference.

        (b)  Not applicable.

        (d)  Not applicable.

Item 8. Interest in Securities of Subject Company.

        (a)  The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

        (b)  The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)  Not applicable.

Item 10. Financial Statements.

        (a)  The information set forth in the Offer to Exchange under Section 10 ("Information Concerning JNI Corporation") and Section 20 ("Additional Information") and in the Company's (i) Annual Report on Form 10-K/A for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on May 20, 2002 and (ii) Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 8, 2002, which contain JNI's financial statements, is incorporated herein by reference. A copy of the Annual Report on Form 10-K/A and the Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission's web site at www.sec.gov.

        (b)  Not applicable.

Item 11. Additional Information.

        (a)  The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options"), and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)  Not applicable.

Item 12. Exhibits.

(a)	(1)	Offer to Exchange Certain Outstanding Options for New Options, dated August 29, 2002.
	(2)	Press Release dated August 29, 2002.
	(3)	Form of Memorandum from John Stiska sent to each employee of the Company on August 29, 2002.
	(4)	Form of Election Form.
	(5)	Form of Change of Election Form.
	(6)	Form of Promise to Grant Stock Option
	(7)	Form of confirmation to be sent to option holders electing to participate in the Offer to Exchange.
	(8)	Powerpoint presentation to employees describing Offer to Exchange.
	(9)	JNI Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 8, 2002 and incorporated herein by reference.
	(10)	JNI Corporation Annual Report on Form 10-K/A for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on May 20, 2002 and incorporated herein by reference.
(b)		Not Applicable
(d)	(1)	JNI Corporation Amended and Restated 1999 Stock Option Plan, filed with the Securities and Exchange Commission on October 4, 1999 and incorporated herein by reference.
	(2)	JNI Corporation Amended and Restated 1999 Stock Option Plan Prospectus.
(3)
Form of Option Agreement pursuant to the JNI Corporation Amended and Restated 1999 Stock Option Plan, filed with the Securities and Exchange Commission on October 4, 1999 and incorporated herein by reference.
	(4)	JNI Corporation 2000 Non-Qualified Stock Option Plan, filed with the Securities and Exchange Commission on September 14, 2000 and incorporated herein by reference.
	(5)	JNI Corporation 2000 Non-Qualified Stock Option Plan Prospectus.
(6)
Form of Option Agreement pursuant to the JNI Corporation 2000 Non-Qualified Stock Option Plan, filed with the Securities and Exchange Commission on September 14, 2000 and incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

        (a)  Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

JNI CORPORATION
/s/ JOHN STISKA
John Stiska Interim Chief Executive Officer
Dated: August 29, 2002

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Offer to Exchange Certain Outstanding Options for New Options, dated August 29, 2002.
(a)(2)	Press Release dated August 29, 2002.
(a)(3)	Form of Memorandum from John Stiska sent to each employee of the Company on August 29, 2002.
(a)(4)	Form of Election Form.
(a)(5)	Form of Change of Election Form.
(a)(6)	Form of Promise to Grant Stock Option
(a)(7)	Form of confirmation to be sent to option holders electing to participate in the Offer to Exchange.
(a)(8)	Powerpoint presentation to employees describing Offer to Exchange.
(a)(9)	JNI Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 8, 2002 and incorporated herein by reference.
(a)(10)	JNI Corporation Annual Report on Form 10-K/A for its fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on May 20, 2002 and incorporated herein by reference.
(d)(1)	JNI Corporation Amended and Restated 1999 Stock Option Plan, filed with the Securities and Exchange Commission on October 4, 1999 and incorporated herein by reference.
(d)(2)	JNI Corporation Amended and Restated 1999 Stock Option Plan Prospectus.
(d)(3)
Form of Option Agreement pursuant to the JNI Corporation Amended and Restated 1999 Stock Option Plan, filed with the Securities and Exchange Commission on October 4, 1999 and incorporated herein by reference.
(d)(4)	JNI Corporation 2000 Non-Qualified Stock Option Plan, filed with the Securities and Exchange Commission on September 14, 2000 and incorporated herein by reference.
(d)(5)	JNI Corporation 2000 Non-Qualified Stock Option Plan Prospectus.
(d)(6)
Form of Option Agreement pursuant to the JNI Corporation 2000 Non-Qualified Stock Option Plan, filed with the Securities and Exchange Commission on September 14, 2000 and incorporated herein by reference.

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  Item 1. Summary of Terms.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transactions and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS